UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.   )*

Under the Securities Exchange Act of 1934

PropertyGuru Group Limited

(Name of Issuer)

Ordinary Shares par value $0.0001

(Titles of Class of Securities)

G7258M108

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7258M108		13G
1		NAME OF REPORTING PERSON TPG GP A, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 48,497,728
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 48,497,728
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,497,728
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 30.0% (1)
12		TYPE OF REPORTING PERSON* OO

(1) The calculation assumes that there is a total of 161,669,757 Ordinary Shares (as defined below) outstanding as of September 22, 2022, as reported in the Prospectus filed by the Issuer (as defined below) with the Securities and Exchange Commission (the “Commission”) on October 7, 2022.

CUSIP No. G7258M108		13G
1		NAME OF REPORTING PERSON David Bonderman
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 48,497,728
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 48,497,728
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,497,728
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 30.0%(2)
12		TYPE OF REPORTING PERSON* IN

(2) The calculation assumes that there is a total of 161,669,757 Ordinary Shares outstanding as of September 22, 2022, as reported in the Prospectus filed by the Issuer with the Commission on October 7, 2022.

CUSIP No. G7258M108		13G
1		NAME OF REPORTING PERSON James G. Coulter
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 48,497,728
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 48,497,728
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,497,728
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 30.0% (3)
12		TYPE OF REPORTING PERSON* IN

(3) The calculation assumes that there is a total of 161,669,757 Ordinary Shares outstanding as of September 22, 2022, as reported in the Prospectus filed by the Issuer with the Commission on October 7, 2022.

CUSIP No. G7258M108		13G
1		NAME OF REPORTING PERSON Jon Winkelried
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 48,497,728
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 48,497,728
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,497,728
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 30.0% (4)
12		TYPE OF REPORTING PERSON* IN

(4) The calculation assumes that there is a total of 161,669,757 Ordinary Shares outstanding as of September 22, 2022, as reported in the Prospectus filed by the Issuer with the Commission on October 7, 2022.

Item 1(a).	Name of Issuer:

PropertyGuru Group Limited (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Paya Lebar Quarter 1

Paya Lebar Link

#12-01/04

Singapore 408533

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed jointly by TPG GP A, LLC, a Delaware limited liability company (“TPG GP A”), David Bonderman, James G. Coulter and Jon Winkelried (each, a “Reporting Person” and, together, the “Reporting Persons”), pursuant to an Agreement of Joint Filing incorporated by reference herein in accordance with Rule 13d-1(k)(1) under the Act.

TPG GP A is the managing member of TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which holds 100% of the shares of Class B common stock (which represents a majority of the combined voting power of the common stock) of TPG Inc., a Delaware corporation, which is the sole member of TPG GP Co, LLC, a Delaware limited liability company, which is the managing member of TPG Holdings I-A, LLC, a Delaware limited liability company, which is the general partner of TPG Operating Group I, L.P., a Delaware limited partnership, which is the sole shareholder of TPG Asia GenPar VI Advisors, Inc., a Cayman Islands exempted company, which is the general partner of TPG Asia GenPar VI, L.P., a Cayman Islands limited partnership (“TPG Asia GenPar VI”), which is the (i) general partner of TPG Asia VI SF AIV, L.P., a Prince Edward Island limited partnership, which is the sole shareholder of TPG Asia VI SF Pte. Ltd., a company formed under the laws of Singapore, which directly holds 37,443,401 Ordinary Shares, and (ii) sole member of TPG Asia VI SPV GP, LLC, a Cayman Islands limited liability company, which is the general partner of TPG Asia VI Digs 1 L.P., a Cayman Islands limited partnership (together with TPG Asia VI SF Pte. Ltd., the “TPG Funds”), which directly holds 11,054,327 Ordinary Shares.

Because of the relationship of TPG GP A to the TPG Funds, TPG GP A may be deemed to be the beneficial owner of the Ordinary Shares held by the TPG Funds. TPG GP A is owned by entities owned by Messrs. Bonderman, Coulter and Winkelried. Because of the relationship of Messrs. Bonderman, Coulter and Winkelried to TPG GP A, each of Messrs. Bonderman, Coulter and Winkelried may be deemed to be the beneficial owners of the Ordinary Shares held by the TPG Funds. Messrs. Bonderman, Coulter and Winkelried disclaim beneficial ownership of such Ordinary Shares except to the extent of their pecuniary interest therein.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

c/o TPG Inc.

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

Item 2(c).	Citizenship:

See response to Item 4 of each of the cover pages.

Item 2(d).	Titles of Classes of Securities:

Ordinary Shares par value $0.0001 (“Ordinary Shares”)

Item 2(e).	CUSIP Number:

G7258M108

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	☐ Non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J).

(k)	☐ Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________

Item	4. Ownership

(a)	Amount Beneficially Owned:
See responses to Item 9 on each cover page.
(b)	Percent of Class:
See responses to Item 11 on each cover page.
(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
(ii) Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
(iii) Sole power to dispose or to direct the disposition of: See responses to Item 7 on each cover page.
(iv) Shared power to dispose or to direct the disposition of: See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item	7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See response to Item 2(a) above.

Item 8.	Identification and Classification of Members of the Group.

The TPG Funds entered into a Shareholders’ Agreement dated March 17, 2022 (the “Shareholders’ Agreement”), with certain other holders (the “Holders”) of Ordinary Shares. Pursuant to the Shareholders’ Agreement, the TPG Funds and the Holders have agreed to, among other things, the composition of the Board of Directors of the Issuer and the right of each Holder to appoint a director subject to certain minimum ownership requirements.

Because of the relationship between the TPG Funds and the Holders as a result of the Shareholders’ Agreement, the Reporting Persons may be deemed, pursuant to Rule 13d-3 under the Act, to constitute a “group” with the Holders. Each Reporting Person and each TPG Fund disclaims beneficial ownership of the Ordinary Shares beneficially owned by the Holders, except to the extent of its pecuniary interest therein, if any, and the beneficial ownership of Ordinary Shares reported herein does not include any securities of the Issuer owned by the other Holders.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2023

TPG GP A, LLC
By:	/s/ Bradford Berenson
Name:	Bradford Berenson
Title:	General Counsel

David Bonderman

By:	/s/ Gerald Neugebauer
Name:	Gerald Neugebauer, on behalf of David Bonderman (5)

James G. Coulter

By:	/s/ Gerald Neugebauer
Name:	Gerald Neugebauer, on behalf of James G. Coulter (6)

Jon Winkelried

By:	/s/ Gerald Neugebauer
Name:	Gerald Neugebauer, on behalf of Jon Winkelried (7)

(5) Gerald Neugebauer is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated February 26, 2020, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Bonderman on March 6, 2020 (SEC File No. 001-38156).

(6) Gerald Neugebauer is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated February 26, 2020, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Coulter on March 6, 2020 (SEC File No. 001-38156).

(7) Gerald Neugebauer is signing on behalf of Mr. Winkelried pursuant to an authorization and designation letter dated October 12, 2020, which was previously filed with the Commission as an exhibit to a Form 3 filed by Mr. Winkelried on October 22, 2020 (SEC File No. 001-39651).

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.*

* Incorporated herein by reference to the Agreement of Joint Filing by TPG Group Holdings (SBS) Advisors, Inc., TPG GP A, LLC, TPG Advisors VII, Inc., TPG Advisors VI, Inc., TPG Advisors VI-AIV, Inc., TPG Asia Advisors VI, Inc., David Bonderman, James G. Coulter, Jon Winkelried and Karl Peterson dated as of January 18, 2022, which was previously filed with the Commission as Exhibit 1 to Amendment No. 4 to Schedule 13D filed by TPG GP A, LLC, David Bonderman, James G. Coulter and Jon Winkelried on January 18, 2022 with respect to the shares of common stock of Allogene Therapeutics, Inc.